SEC FILE NUMBER

033-37576
CUSIP NUMBER
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	June 30, 2005

☐ Transition report on Form 10-K
☐ Transition report on Form 20-F
☐ Transition report on Form 11-K
☐ Transition report on Form 10-Q
☐ Transition report on Form N-SAR
For Transition Period Ended:

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Fortis Benefits Insurance Company

Full name of Registrant
N/A

Former name if Applicable
729 Insurance Exchange Building

Address of Principal Executive Office (Street and Number)
Des Moines, Iowa 50309

City, State and Zip Code
PART II — RULES 12b–25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

	(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b).	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Fortis Benefits Insurance Company (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the “10-Q”) within the prescribed time period without unreasonable effort or expense. Because Assurant, Inc., the parent of the Company, was unable to complete its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, the Company was unable to complete its closing procedures. The 10-Q which was due to be filed on August 15, 2005, is expected to be filed prior to or on August 22, 2005; however, there can be no assurance that the 10-Q will be filed on or prior to such date. The Company is filing this report for a five day extension, from August 15, 2005 to August 22, 2005, for filing its 10-Q.
PART IV —OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Katherine Greenzang	212	859-7021

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Some of the statements included in this Form 12b-25, particularly those anticipating future events and financial performance and similar matters, are forward-looking statements that involve a number of risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. For a discussion of the factors that could affect the Company’s actual results, please refer to the risk factors identified from time to time in the Company’s SEC reports, including, but not limited to, the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

                    Fortis Benefits Insurance Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2005	By:	/s/ P. Bruce Camacho

President and Chief Executive Officer